Robert Goedert, P.C.	300 North LaSalle Chicago, Illinois 60654 United States
To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	+1 312 862 2000	Facsimile: +1 312 862 2200
www.kirkland.com

April 23, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Henderson Marc Thomas Jessica Livingston David Lin

Re:	Maverick Specialty, Inc. Draft Registration Statement on Form S-1 Submitted March 15, 2021 CIK No. 0001849253

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Maverick Specialty, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 9, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are

Beijing	Boston	Dallas	Hong Kong	Houston	London	Los Angeles	Munich	New York	Palo Alto	Paris	San Francisco	Shanghai	Washington, D.C.

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April 23, 2021

reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Draft Registration Statement on Form S-1

Prospectus Summary

Who We Are, page 1

1.

You state on page 2 that you “are the second-largest U.S. P&C insurance Wholesale Broker and the third-largest U.S. MGU according to Business Insurance’s 2020 rankings....” You also state on page 99 that “in 2020, [your] revenue derived from the Top 100 firms (as ranked by Business Insurance) expanded faster than 20%.” As applicable, please revise your disclosure throughout the prospectus to disclose the measure by which such rankings are determined.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 116 of the Prospectus to add the bolded text below to disclose the measure by which Business Insurance’s 2020 rankings are determined:

We are the second-largest U.S. P&C insurance Wholesale Broker and the third-largest U.S. P&C MGU/MGA (in each case, inclusive of the recently completed All Risks Acquisition), according to premium volume reported in the 2020 Business Insurance broker rankings Special Report.

The Company also advises the Staff that the Business Insurance’s choice of metric is common and widely used in the industry to competitively rank brokers and managing general underwriters; however, the Company has not historically analyzed or reported gross premiums charged for insurance products the Company places for the purpose of managing its business or evaluating its performance.

Ownership and Organizational Structure, page 13

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2.

Here and in the main section beginning on page 131, please expand the diagram of the expected organizational structure following completion of the Organizational Transactions to include the percentage of ownership and voting interest in Ryan Specialty Group Holdings, Inc. to be held by each type of holder or entity depicted in the diagram for the Class A shares, Class B shares and Class C Participation Units held. Please also quantify in the diagram the percentage ownership interest in Holdings LLC of Ryan Specialty Group Holdings and the Founder and Executive Holders.

Response

In response to the Staff’s comment, the Company has expanded the diagram of the expected organizational structure following completion of the Organizational Transactions on pages 17 and 136 of the Prospectus to include placeholders for the percentage of ownership and voting interest in Ryan Specialty Group Holdings, Inc. to be held by each type of holder or entity depicted in the diagram with respect to Class A shares, Class B shares and Class C Participation Units. The Company respectfully advises the Staff that such percentages of ownership and voting interest will remain in placeholder form until a bona fide price range and valuation become available to the Company.

Summary Historical and Pro Forma Consolidated Financial and Other Data

Selected Other Financial Data, page 24

3.	Please revise to address the following for the periods presented:

•	Disclose how the organic growth rate was determined for fiscal 2019 as well as disclosing the dollar amounts utilized in deriving the organic revenue growth rate percentages disclosed.

•	Disclose the margin comparable to the Adjusted EBITDAC margin under GAAP.

•	Disclose the net income margin which is most comparable to the adjusted net income margin.

•	Disclose diluted earnings per share under GAAP.

•	The information should also be included and discussed in the tables within MD&A.

Response

In response to the Staff’s comment, the Company has revised the sections entitled “Selected Consolidated Financial Data” on page 28 and “Management’s Discussion

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April 23, 2021

and Analysis of Financial Condition and Results of Operations” on page 107 in the Prospectus to disclose how its organic growth rate for fiscal 2019 was determined and the dollar figures utilized in deriving such growth rate.

Additionally, in response to the Staff’s comment, the Company has disclosed on pages 28 – 31 and 107 – 110 the relevant net income margin and a statement that net income margin is the most comparable GAAP metric to each of Adjusted Net Income and Adjusted EBITDAC Margin.

The Company has included a placeholder on page 27 and 81 for pro forma diluted earnings per share pursuant to the Staff’s guidance in Section 3410.1 of the Financial Reporting Manual, which financial data will be provided when a bona fide price range and valuation become available to the Company.

Risk Factors

Our growth strategy may involve opening new offices…, page 42

4.

We note your disclosure that you currently have plans to open new offices over the next 12 months. Please revise to briefly discuss such plans, including, to the extent possible, an estimate of the number of new offices you plan to open and the costs of doing so, either here or elsewhere in the prospectus.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet specifically identified any plans to open new offices in the next 12 months. To this end, the Company has revised its disclosure on page 43 of the Prospectus to insert the bolded text and delete the text that is ~~struck through~~ below. Given that the Company does not have any specific plans to open new offices at this time, the Company further advises the Staff that it is unable to estimate the number of new offices it may open or costs of opening any such new offices. Since its inception, the Company has opened new offices in each year. Such offices have ranged in size from accommodating only one employee to accommodating over 270 employees. In the last twelve months, the Company opened 26 new offices, 24 of which related to the All Risks Acquisition; this is not representative of the number of new offices the Company typically would open in any 12-month period. The Company does not reasonably anticipate that

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April 23, 2021

the addition of new offices in the next 12 months will have a significant impact on its results of operations or financial condition.

Since January 2020, we have added 26 new offices, largely through the All Risks Acquisition, and hired 1,214 new employees through year-end, and 840 (69%) of those employees joined through acquisition, predominantly the All Risks Acquisition. ~~We currently have plans to open new offices over the next 12 months.~~ Although we do not currently have any specific plans to open new offices over the next 12 months, we do expect to open one or more new offices on account of our growth or acquisitions in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Year-over-Year Results of Operations

Revenue

Net Commission and Fees, page 102

5.	Please revise to disclose the gross premiums charged for the placed insurance products within each of the three Specialties for the periods presented.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not historically analyzed or reported gross premiums charged for insurance products the Company places for the purpose of managing its business or evaluating its performance. The Company also notes that gross premiums are not reported by its principal competitors. For these reasons, the Company does not intend to disclose gross premium data in the Prospectus or to the investment community in the future, as the Company does not believe it is a meaningful indicator of performance to management or investors. As noted in the Company’s response to Comment #1 in this letter, the Company’s communications department provides certain premium data to publications for marketing purposes as requested by those publications, but the information is not otherwise tracked by management.

In response to the Staff’s comment, the Company has revised its disclosure on pages 103 – 104 of the Prospectus within the section entitled “Comparison of Year-over-Year Results of Operations” for Net Commissions and Policy Fees to indicate the changes in placement volume

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between periods and the relationship of such changes to the Company’s revenue trend, pursuant to Regulation S-K Item 303(b)(2)(iii).

6.	Please revise to address whether the commission and fee percentages varied in the aggregate within the three Specialties during the periods presented.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Prospectus within the section entitled “Comparison of Year-over-Year Results of Operations—Revenue” for Net Commissions and Fees to indicate that the Company’s aggregate commissions and fee percentages increased slightly between periods.

7.

Please revise to disclose the level of pre-negotiated service fees recognized in each of the periods presented. Also indicate whether these types of arrangements are typical with a certain type of written insurance product.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that any such pre-negotiated service fees were less than 0.2% of total revenue and therefore not material in either of the periods presented and would not provide meaningful disclosure to investors. Accordingly, the Company has ~~struck through~~ the sentence in the Net Commissions and Fees disclosure within the section entitled “Comparison of Year-over-Year Results of Operations—Revenue” on page 103 from the Prospectus below.

~~Under certain arrangements with clients, we earn pre-negotiated service fees in lieu of commissions.~~

Expenses, page 103

8.	Please revise the discussion of each of the expense types disclosed to quantify and discuss the specific changes in the levels of the individual expenses for each of the comparable periods presented.

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April 23, 2021

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 104 – 105 of the Prospectus to quantify and discuss the changes in the material drivers for Compensation and Benefits Expense, General and Administrative Expense, and Amortization Expense, respectively, within the section entitled “Comparison of Year-over-Year Results of Operations—Expenses”. The Company further directs the Staff to its responses to Comments #9-11 below for more detailed information relating to the material drivers of its expenses.

9.	Please revise to provide a discussion of the long-term incentive compensation arrangements entered into in conjunction with the acquisitions made.

Response

In response to the Staff’s comment, the Company has revised the disclosure to add the bolded text below on page 104 of the Prospectus to include discussion of the material long-term incentive compensation arrangement entered into in connection with the All Risks acquisition during 2020 under Compensation and Benefits Expense within the section entitled “Comparison of Year-over-Year Results of Operations—Expenses”.

$11.3 million impact from acquisition related long-term incentive compensation, reflecting our assumption of obligations in the All Risks Acquisition. All Risks had previously established various performance and service based long-term incentive plans for executives, producers and key employees which provided that upon a change of control event, the aggregate amount payable under each plan would be calculated and fixed upon close of the change of control event. We expect to recognize acquisition related long-term incentive compensation expense of approximately $33 million in 2021 and an aggregate of approximately $25 million thereafter; and

The Company did not enter into any other significant long-term incentive compensation arrangements in connection with other acquisitions.

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10.	Please revise to provide a specific and thorough discussion of the restructuring undertaken in fiscal 2020 and the costs recognized.

Response

In response to the Staff’s comment, the Company has revised the disclosure to add the bolded text below on page 99 – 100 of the Prospectus in the section entitled “Significant Events and Transactions” of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include the discussion regarding the restructuring undertaken in fiscal 2020 and the costs recognized.

2020 Restructuring Plan

During the third quarter of 2020 and in conjunction with the All Risks Acquisition, we initiated a restructuring plan in an effort to reduce costs and increase efficiencies, streamline management reporting structures, and centralize functions across the Company to improve operating margin (the “Restructuring Plan”). The Restructuring Plan is expected to generate annual savings of $25 million as the plan is actioned by June 30, 2022. Initial savings of $5 million began to materialize in 2020 and full run-rate savings are expected to be realized by June 30, 2023. Of the $25 million of savings, approximately 90% relates to a reduction in workforce with the remaining 10% related to lease and contract terminations. The Restructuring Plan is expected to incur cumulative one-time charges of $30 million to $35 million, funded through operating cash flow. Restructuring costs will primarily be included in Compensation and Benefits expense with the remaining costs in General and Administrative expense. See Note 6 of Management’s adjustments to the “Unaudited Consolidated Pro Forma Financial Information” for further discussion.

We began recognizing costs associated with the Restructuring Plan in the third quarter of 2020 with total restructuring costs of $10.8 million as of December 31, 2020 offset by savings of approximately $5 million. Of the $10.8 million costs, $10.2 million was workforce-related with the remaining being general and administrative costs. Changes to the total savings estimate and timing of the restructuring plan may evolve as we continue to progress through the plan and evaluate other potential restructuring opportunities. The actual amounts and timing may vary significantly based on various factors.

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11.	Please revise to provide a discussion of the prepaid incentive program and indicate when the program was discontinued.

Response

In response to the Staff’s comment, the Company has revised the disclosure to add the bolded text below on page 104 of the Prospectus to include discussion regarding the prepaid incentive program that was discontinued at the end of 2020 under Compensation and Benefits Expense within the section entitled “Comparison of Year-over-Year Results of Operations—Expenses”.

$4.5 million increase in costs under a prepaid incentive program that was discontinued at the end of 2020. Our equity and other incentive plans are now used in lieu of any future prepaid incentive arrangements to attract and retain industry leading talent. The remaining expense associated with these incentives is approximately $43 million, which we expect to recognize over the next seven years as service conditions are met, of which $8.2 million is expected to be recognized in 2021.

12.	Please revise to provide a discussion of the expenses recognized and the nature of the discontinued programs no longer core to the business.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Prospectus under General and Administrative Expenses within the section entitled “Comparison of Year-over-Year Results of Operations—Expenses”.

Additionally, the Company respectfully advises the Staff that neither the nature nor the aggregate impact of the discontinued programs would be meaningful to investors in any period presented in the Prospectus.

Other Non-Operating Income (Loss), page 103

13.	Please tell us how the fair value income or loss was determined in regard to the embedded derivative associated with the Class B preferred units during the periods presented.

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Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the fair value of the combined embedded derivatives on the Class B redeemable preferred units was calculated based on the likelihood of a “realization event,” as defined by Ryan Specialty Group LLC’s Operating Agreement, which would trigger mandatory redemption and payment of any remaining unpaid dividends between the reporting period and the fifth anniversary of the issuance date. To assess the probability, management developed a framework for evaluating considerations such as the Company’s performance, market perception, valuation, and macro-economic factors. The probability was then applied to the discounted cash flows, using a discount rate of 10.5% that was derived from a review of comparable issuances and benchmarking, associated with dates at which the realization event could reasonably occur and trigger contractual payments due to the Preferred Class B unitholder.

Notes to the Consolidated Financial Statements

Note 6. Receivables and Current Assets, page F-27

14.	Please revise to provide in tabular format an aging analysis of the accounts receivable for the periods presented.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that historically and at the end of the periods presented, the Company’s commissions and fees receivable (i.e., the Company’s trade receivables) are due in less than one year. Accordingly, the Company believes that such aging disclosure is not required pursuant to ASC 326, as ASC 326-20-50-15 states that the requirements to disclose past-due status do not apply to trade receivables due in one year or less. As a broker or distributor of insurance products, the Company typically does not take on meaningful credit risk with any counterparty other than the insurance carriers writing the relevant policies. The Company believes that such credit risk has historically not been material.

15.	Please revise to provide a rollforward of the allowance for expected credit losses for the 2019 fiscal period as well.

Response

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The Company acknowledges the Staff’s comment and respectfully advises the Staff that the allowance for bad debt as of January 1, 2019 and the movement in the allowance in 2019 were each less than $1 million and as they are not material, the Company did not include the rollforward in the disclosure. However, as indicated on pages F-20 and F-27, the rollforward of the allowance for credit losses was disclosed for movement from December 31, 2019 to December 31, 2020 in response to the Company’s adoption of ASC 326, which we adopted as of January 1, 2020.

Note 13. Equity-Based Compensation, page F-36

16.	Please provide the disclosures requirements of ASC 718-10-50-2d.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that due to the nature of outstanding equity instruments for the periods presented the disclosure requirements are satisfied under ASC 718-10-50-2d. While the Company does not issue options, the Company does issue units that represent profit interests, which are measured at fair value on the grant date, as disclosed in Note 13 on page F-36. The Company will continue to assess the disclosure requirements of ASC 718-10-50-2d with regard to any application to new instruments issued as part of the Organizational Transactions to ensure all requisite disclosure is provided.

General

17.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it will provide copies of all written communications, as defined in Rule 405 under the Securities Act, that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

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April 23, 2021

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Patrick Ryan

Chief Executive Officer, Maverick Specialty, Inc.